PE
04/12/02

02029890

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For, 2 April 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, GSK HOUSE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS
Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

26 March 2002 — The Administrators of the SmithKline Beecham Employee Benefit Trust ("the Trust") notified the Company on the 2 April 2002 that 1,537 Ordinary shares had been sold at a price of £16.55 and 5,448 Ordinary shares had been transferred from the Trust to a participant in the SmithKline Beecham Bonus Investment Plan

The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

2 April 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS
Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in the directors' interests in the Ordinary Shares and ADS Shares of GlaxoSmithKline plc.

On 31 March 2002, the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and American Depository Shares (ADSs) in the Company under the automatic share allocation arrangements for non-executive Directors for the period of service from 1 January to the 31 March 2002, as listed below.

Non Executive Director	Ordinary Shares	American Depository Shares (ADS)
Sir Richard Sykes	1,500	
Sir Roger Hurn	750	
Sir Peter Walters	750	
Paul Allaire		125
Dr Michele Barzach	250	
Sir Christopher Hogg	250	
Sir Peter Job	250	
John McArthur		125
Donald McHenry		125
Sir Ian Prosser	250	
Dr Ronaldo Schmitz	250	
Dr Lucy Shapiro		125
John Young		125

At the same time the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the share election element of the share allocation arrangements for non-executive Directors for the period of service from 1 January to the 31 March 2002, as listed below.

Non Executive Director	Ordinary Shares	American Depository Shares (ADS)
Sir Roger Hurn	611.37	
Sir Peter Walters	611.37	
Sir Peter Job	687.79	
Sir Ian Prosser	343.90	
Dr Ronaldo Schmitz	336.25	
John Young		471.14

The Company and the directors were informed of these allocations on 31 March 2002.

S M Bicknell
Company Secretary
2 April 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex, TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

27 March 2002	Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 60,278 Ordinary Shares in the Company to participants of the Glaxo Wellcome 1999 Share Option Plan, the Glaxo Wellcome UK Share Option Scheme and the Glaxo Wellcome International Share Option Scheme. The Trust also sold 10,903 Ordinary Shares in the Company at £16.22 per share.

The Company was advised of these transactions on 28 March 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services Unlimited (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. Two of the Company's directors, Sir Richard Sykes and John Coombe are therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services plc and its subsidiaries.

S M Bicknell
Company Secretary

2 April 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

28 March 2002 The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on the 29 March 2002, that as a result of movement in the fund on the 28 March 2002, the number of Ordinary Share ADRs held by the fund had decreased from 18,620,968 to 18,608,930 at an average price of $47.0000.

The Plan is a discretionary fund of which all employees or former employees of SmithKline Beecham plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore, interested in the shares held in the fund from time to time in the same way as other employees or former employees of SmithKline Beecham plc and its subsidiaries.

S M Bicknell
Company Secretary

2 April 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS
Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

28 March 2002 The Administrators of the SmithKline Beecham Employee Benefit Trust ("the Trust") notified the Company on the 2 April 2002, that 149,290 Ordinary shares had been transferred from the Trust to participants of the SmithKline Beecham 1991 Share Option Plan. The Trust also purchased 304,556 Ordinary shares for participants in the GlaxoSmithKline Annual Investment Plan at a price of £16.5242.

The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

2 April 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 2 April, 2002

By: VICTORIA LLEWELLYN
Authorised Signatory for and on behalf of GlaxoSmithKline plc